T. Rowe Price International Funds, Inc.

T. Rowe Price Investment Services, Inc., principal underwriter

100 East Pratt Street

Baltimore, Maryland 21202

September 5, 2018

VIA EDGAR

James E. O’Connor, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (the “Registrant”)

  T. Rowe Price International Bond Fund (the “Fund”) on behalf of the following class:

T. Rowe Price International Bond Fund—I Class

File No.: 333-226401

Registration Statement on Form N-14

Pre-Effective Amendment No. 1

Dear Mr. O’Connor:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, on behalf of the Fund and its I Class, requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (Accession No. 0000313212-18-000088) (the “Amendment”) so that the Amendment is declared effective on Wednesday, September 5, 2018, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Vicki Horwitz at 410-577-5024, or Brian Poole at 410-345-6646, both of T. Rowe Price Associates, Inc., and that such effectiveness also be confirmed in writing.

Very truly yours,

T. Rowe Price International Bond, Inc., on behalf of

T. Rowe Price International Bond Fund—I Class

By: /s/David Oestreicher

Name: David Oestreicher

Title: Director, Principal Executive Officer, and Executive Vice President

T. Rowe Price Investment Services, Inc., principal underwriter

By: /s/Darrell Braman

Name: Darrell Braman

Title: Vice President